345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

June 2, 2022

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Shih-Kuei Chen
Mary Beth Breslin

Re:	EF Hutton Acquisition Corp I
Registration Statement on Form S-1
Filed April 14, 2022
File No. 333-264314

Dear Mr. Chen and Ms. Breslin:

On behalf of EF Hutton Acquisition Corporation I (the “Company”), we are hereby responding to the letter, dated May 18, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, File No. 333-264314 (the “Registration Statement”). In response to the Comment Letter and to update and revise certain information in the Registration Statement, the Company is filing a first amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

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Registration Statement on Form S-1 filed April 14, 2022

Cover Page

1.	Please revise to disclose that your sponsor and founders are affiliated with the sole book-running manager of the underwriters and that you have engaged a qualified independent underwriter as referenced on pages 25 and 152. Please also identify the qualified independent underwriter on the cover page.

Response: The Company has revised the cover page of the Amended Registration Statement to disclose that its sponsor and founders are affiliated with the sole book-running manager of the underwriters and that we have engaged a qualified independent underwriter.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 2, 2022

Page two

Summary

Manner of Redemptions, page 19

2.	Where you state on page 20 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction, please clarify whether public shareholders may elect to redeem if they abstain from voting on the proposed transaction.

Response: The Company has revised its disclosure on pages 20, 95, 104 and 127 of the Amended Registration Statement to clarify that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction or if they abstain from voting on the proposed transaction.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or James A. Prestiano at (212) 407-4831 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano

Loeb & Loeb LLP

cc:	Benjamin Piggott
EF Hutton Acquisition Corporation I